Anheuser-Busch InBev nv/sa Brouwerijplein 1 3000 Leuven Belgium T +32 16 27 61 11 F +32 16 50 61 11 www.ab-inbev.com

Mr. John Reynolds,

      Assistant Director,

            Securities and Exchange Commission,

                Division of Corporation Finance,

                    100 F Street, N.E.,

                         Washington, D.C. 20549.

January 26, 2010

Re:	Anheuser-Busch InBev SA/NV Registration Statement on Form F-4

Filed on October 13, 2010 (File No. 333-169893)

Dear Mr. Reynolds:

Thank you for your letter of December 10, 2010, setting forth the Staff’s comment (the “Comment”) on the Registration Statement on Form F-4 (the “Form F-4”), filed by Anheuser-Busch InBev SA/NV (the “Company”) on October 13, 2010 relating to the registration of U.S.$1,250,000,000 principal amount of 7.20% Notes due 2014, U.S.$2,500,000,000 principal amount of 7.75% Notes due 2019, U.S.$1,250,000,000 principal amount of 8.20% Notes due 2039, U.S.$1,550,000,000 principal amount of 5.375% Notes due 2014, U.S.$1,000,000,000 principal amount of 6.875% Notes due 2019 and $450,000,000 principal amount of 8.000% Notes due 2039 (the “Exchange Notes”), which will be guaranteed by the Company and certain of its subsidiaries and issued by the Company’s wholly owned subsidiary Anheuser-Busch InBev Worldwide Inc. and are being offered to existing noteholders in exchange for substantially identical notes originally sold in exempt offerings in January 2009 and May 2009 (the “Outstanding Notes”). Reference is made to the Form F-4 with respect to certain capitalized terms used herein but not defined herein.

The Company has keyed its response in this letter to the heading used in the Staff’s comment letter and has marked the response with the letter “R”. The Comment is set forth in bold-face type.

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Mr. John Reynolds

1.	We note your response to comment two in our letter dated October 29, 2010, and we disagree with your analysis underlying your conclusion that the old and new notes are substantially identical. It does not appear that the old and new notes are substantially identical. Please revise your filing accordingly.

R:	The Company advises the Staff that it proposes to revise the supplemental indentures relating to the Exchange Notes and the corresponding disclosure in the Form F-4 in order that the Exchange Notes will be substantially identical to the Outstanding Notes.

As disclosed in the Form F-4 filed with the Commission on October 13, 2010, the only difference of substance between the Old Indenture under which the Outstanding Notes were issued and the New Indenture under which the Exchange Notes are proposed to be issued relates to the ability of the Guarantee of a Subsidiary Guarantor of notes issued under the New Indenture to be terminated, modified or amended under circumstances in which separate financial statements of such Subsidiary Guarantor would otherwise need to be prepared and filed under SEC rules and regulations. The other differences between the New Indenture and the Old Indenture relate to the qualification of the New Indenture under the Trust Indenture Act of 1939, as amended.

In order to ensure that the Exchange Notes will be substantially identical to the Outstanding Notes, the Company is proposing to include, in the supplemental indentures for each series of Exchange Notes, a clause that deletes certain provisions of the New Indenture relating to the termination of Subsidiary Guarantees which were not contained in the Old Indenture. Enclosed herein is a blackline of the form of supplemental indenture for a series of Exchange Notes showing the proposed modifications from the form of supplemental indenture previously filed as Exhibit 4.2 to the Form F-4 (changes appear on pages 1, 12 and 13). Also enclosed is a blackline showing the corresponding changes to the description of Exchange Notes in the F-4 as a result of these changes (changes appear on page 5 of the summary; and pages 1, 3, 9 and 16 of the body).

If acceptable to the Staff, the Company proposes making equivalent changes to each form of supplemental indenture previously filed as exhibits 4.3 through 4.9 to the F-4. The Company also notes that, prior to filing Amendment No. 1 to the F-4 it will update the F-4 to ensure timeliness, and that the enclosed blacklines only show the changes proposed in response to the Staff’s comment.

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In connection with our responses to the Staff’s questions, the Company hereby acknowledges the following: the Company is responsible for the adequacy and accuracy of the disclosures in the filing; Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Mr. John Reynolds

Please do not hesitate to call me or George H. White of Sullivan & Cromwell LLP on (+44) 20 7959 8570 with any questions or comments concerning this response. Please acknowledge your receipt of this letter by stamping the additional copy of this letter furnished for that purpose and returning it to the person delivering this letter, who has been instructed to wait. Thank you.

Very truly yours,

/s/ John Blood
John Blood V.P. Legal Anheuser-Busch InBev SA/NV Authorized Representative in the United States for Anheuser-Busch InBev A/NV

(enclosures)

cc:	Damon Colbert

David Link

(Securities and Exchange Commission)

Sabine Chalmers

Benoit Loore

Ann Randon

Alena Brenner

(Anheuser-Busch InBev SA/NV)

George H. White

John Horsfield-Bradbury

(Sullivan & Cromwell LLP)